Exhibit (a)(3)
IMPORTANT INFORMATION REGARDING
YOUR CLIENTS WHO HOLD SHARES OF CPA®:14
Dear Financial Advisor,
MacKenzie Patterson Fuller, LP (MPF) recently commenced a tender offer for shares of CPA®:14 Incorporated. The Board of Directors of CPA®:14 met, considered and unanimously recommends that shareholders reject MPF’s offer and not sell their shares to MPF.
Copies of the press release and Schedule 14D-9, which contain important information regarding the Board’s recommendation, were filed with the Securities and Exchange Commission and sent to your clients who are investors in CPA®:14. You may access these materials on our website at www.cpa14.com, as well as on the SEC’s website, www.sec.gov.
If you have any questions related to MPF’s tender offer, please contact our Investor Relations Team at 1-800-WP CAREY (1-800-972-2739) or IR@wpcarey.com.
We thank you for your continued confidence and support.

1-800-WP CAREY	• www.cpa14.com	• IR@wpcarey.com

50 Rockefeller Plaza
New York, NY 10020